  As filed with the Securities and Exchange Commission on August 8, 1997
                                                      Registration No. 333-24079
================================================================================

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                _______________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                              -----------------
                           DIAMETRICS MEDICAL, INC.
            (Exact name of registrant as specified in its charter)

             Minnesota                                  41-1663185
(State or other jurisdiction of             (I.R.S Employer Identification No.)
 incorporation or organization)

                               2658 Patton Road
                          Roseville, Minnesota 55113
                                (612) 639-8035
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               David T. Giddings
                            Chief Executive Officer
                               2658 Patton Road
                          Roseville, Minnesota 55113
                                (612) 639-8035
(Name, address, including zip code,  and telephone number, including area code, of agent for service)

      Copy to:                Kenneth L. Cutler
                             Dorsey & Whitney LLP
                            220 South Sixth Street
                         Minneapolis, Minnesota 55402
                                (612) 340-2740
                            _______________________

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                         CALCULATION OF REGISTRATION FEE
==========================================================================================================
                                                       Proposed             Proposed
  Title of Each                        Amount           Maximum              Maximum            Amount of
Class of Securities                    to be        Offering Price         Aggregate          Registration
 to be Registered                    Registered      Per Share (1)      Offering Price (1)        Fee
----------------------------------------------------------------------------------------------------------
Common Stock ($.01 par value)...  2,069,668 shares       $8.00             $16,557,344           $5,017.37
==========================================================================================================

(1) Estimated solely for purposes of computing the registration fee and based upon the average of the high and low sales prices for such Common Stock on August 4, 1997 as reported on the Nasdaq National Market.

                                _______________

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES+
+EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED AUGUST 8, 1997

PROSPECTUS

                           DIAMETRICS MEDICAL, INC.

                               2,069,668 SHARES
                                      OF
                                 COMMON STOCK
                               ($.01 PAR VALUE)

                           _________________________

   This Prospectus relates to an aggregate of 2,069,668 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Diametrics Medical, Inc., a Minnesota corporation ("Diametrics" or the "Company"), that may be sold from time to time by the shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

   Any or all of the Shares may be offered from time to time in transactions on the Nasdaq National Market at market prices prevailing at the time of sale or at prices related to the then current market price, or in transactions at negotiated prices. See "Plan of Distribution."

   The Shares offered hereby have not been registered under the blue sky or securities laws of any jurisdiction, and any broker or dealer should assure the existence of an exemption from registration or effectuate such registration in connection with the offer and sale of the Shares.

   The Common Stock is traded on the Nasdaq National Market under the symbol DMED. On August 1, 1997, the closing price of the Common Stock as reported on
the Nasdaq National Market was $      per share.

                           _________________________

      FOR INFORMATION CONCERNING CERTAIN RISKS RELATED TO THIS OFFERING,
          SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                           _________________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________

   No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

                The date of this Prospectus is August __, 1997.

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The commission also maintains a World Wide Web site which provides on-line access to registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address "http://www.sec.gov." This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

     (a) the Annual Report on Form 10-K for the year ended December 31, 1996;

     (b) the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     (c) the amendments to Current Report on Form 8-K/A filed January 21, 1997 and June 25, 1997;

     (d) the Current Reports on Form 8-K filed March 25, 1997 and June 26, 1997; and

     (e) the description of the Common Stock contained in the Company's registration statement on Form 8-A filed May 4, 1994, including any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus and prior to the termination of the offering described herein.

   All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Laurence L. Betterley, Senior Vice President and Chief Financial Officer, Diametrics Medical, Inc., 2658 Patton Road, Roseville, Minnesota 55113, telephone (612) 639-8035.

                                 RISK FACTORS

   Prospective investors in the shares offered hereby should carefully consider the following risk factors, in addition to the other information appearing in this Prospectus.


EARLY STAGE OF COMMERCIALIZATION; LIMITED RELEVANT OPERATING HISTORY

   The Company was founded in 1990 and until recently has been engaged primarily in the research, development and testing of, and the development of manufacturing capabilities for, the IRMA(R) (Immediate Response Mobile Analysis) System and the Paratrend 7(R). Marketing efforts began for both products during 1994. There is no assurance that the Company will be successful in transitioning to commercial operations, including commercial-scale manufacturing. Additionally, the Company has limited operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the evolving, heavily-regulated medical device industry, which is characterized by an increasing number of entrants, intense competition and a high failure rate.

ABSENCE OF PROFITABILITY; ANTICIPATED FUTURE LOSSES

   The Company has only recently begun to generate revenues and has incurred net operating losses since its inception. Net losses for the years ended December 31, 1994, 1995 and 1996 were approximately $12,455,000, $23,046,000 and
$23,575,000, respectively. The Company had an accumulated deficit of approximately $80,019,000 at December 31, 1996. The Company expects to incur substantial net operating losses at least through 1998. There is no assurance that the Company will ever generate substantial revenues or achieve profitability.

NEW TECHNOLOGY; UNCERTAIN MARKET ACCEPTANCE

   The Company's success is dependent upon acceptance of the Company's products by the medical community as reliable, accurate and cost-effective. Because the products are point-of-care blood testing devices, they represent a new practice in the testing of blood analytes. Critical or stat blood testing is currently performed primarily by central and stat laboratories of hospitals or by independent commercial laboratories, rather than at the point-of-care. Although professional awareness of point-of-care blood testing is increasing, most acute care hospitals have already installed costly benchtop blood testing instruments for use in their central and stat laboratories and may be reluctant to change standard operating procedures for performing blood testing or incur additional capital expenditures for new blood analysis equipment. In addition, the limited number of tests that can be performed on the Company's products may cause certain hospitals not to consider them. The Company is unable to predict how quickly, if at all, the products will be accepted by members of the medical community or, if accepted, what the utilization of disposable cartridges and sensors may be. Therefore, the Company is unable to provide any assurance as to sales volume of the products or the related disposable cartridges and sensors.

FUTURE ADDITIONAL CAPITAL REQUIREMENTS

   The Company expects that its existing capital resources, current and future lease financing arrangements and strategic alliances will enable the Company to maintain its current and planned operations through 1997. Nonetheless, the Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's products, the level of resources devoted to expanding the Company's marketing organization and manufacturing capabilities, the Company's research and development activities, the availability of lease financing for capital acquisitions and other factors. The timing and amount of such capital requirements cannot accurately be predicted. If capital requirements vary materially from those currently planned, the Company will require additional capital at an earlier time. The Company has no commitments for any additional financing, and no assurance exists that any such commitments can be obtained on favorable terms, if at all. Any additional equity financings may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. The Company is also pursuing corporate strategic alliances. Such alliances may require the Company to relinquish rights to certain of its technologies, products or marketing territories.

HIGHLY COMPETITIVE MARKETS; RISK OF TECHNOLOGICAL OBSOLESCENCE

   The medical technology industry is characterized by rapidly evolving technology and intense competition. The Company is aware of one other commercially available hand-held point-of-care blood analysis system, which is manufactured and marketed by i-STAT Corporation ("i-STAT"). The Company expects that manufacturers of central and stat laboratory testing equipment will also compete to maintain their revenues and market share. Many of the companies in the medical technology industry and manufacturers of central and stat laboratory equipment have substantially greater capital resources, research and development staffs and facilities than the Company. Such entities have developed, may be developing or could in the future attempt to develop additional products competitive with the Company's products. Many of these companies also have substantially greater experience than the Company in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing, and may therefore represent significant competition for the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive. Although the Company believes that its products may offer certain technological advantages over its competitors' currently-marketed products, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share relative to later entrants. In the future, the Company may experience competitive pricing pressures that may adversely affect unit prices and sales levels.

LIMITED MANUFACTURING EXPERIENCE

   The Company must manufacture its products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. The products consist of two principal components: portable, microprocessor-based analyzers/monitors and the disposable cartridges/sensors. The Company has limited experience producing products in large commercial quantities. Although the Company believes that, based on its manufacturing experience to date, it will be able to achieve and maintain product accuracy and reliability when producing products in the quantities required for profitable operations, on a timely basis and at an acceptable cost, there can be no assurance that it will be able to do so. The analyzers and monitors are manufactured for the Company by outside vendors, and there can be no assurance that such vendors will be able to provide the Company with a sufficient quantity to meet the Company's needs.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

   The Company's success will depend in part on its ability to obtain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involves complex legal and factual questions and, therefore, may be highly uncertain. No assurance can be given that any patents under pending patent applications or any future patent applications will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership to the patents and other proprietary rights held by the Company. Furthermore, there can be no assurance that others have not developed or will not develop similar products, duplicate any of the Company's products or, if patents are issued to the Company, design around such patents. In addition, whether or not the Company's patents are issued, others may hold or receive patents which contain claims having a scope that covers products developed by the Company. The Company also relies upon unpatented trade secrets to protect its proprietary technology, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent techniques or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect meaningful rights to such unpatented proprietary technology.

RISK OF PATENT LITIGATION

   There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, to defend the Company against claimed infringement of the rights of others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. An adverse determination in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is not currently a party to any patent litigation.

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL

   The success of the Company and of its business strategy is dependent in large part on the ability of the Company to attract and retain key management and operating personnel. Such individuals are in high demand and are often subject to competing offers. In particular, the Company's success will depend on its ability to retain the services of its executive officers. In addition, the Company will have an ongoing need to expand its management personnel and support staff. The loss of the services of one or more members of the management group or the inability to hire additional personnel as needed may have an adverse effect on the Company.

UNCERTAINTY OF GOVERNMENT HEALTH CARE POLICY AND FUTURE REIMBURSEMENT

   The willingness of hospitals to purchase the Company's products may depend on the extent to which hospitals limit capital expenditures due to cost reimbursement regulations, including regulations promulgated by the Health Care Financing Administration ("HCFA"), and general uncertainty relating to government health care policy. In addition, sales volumes and prices of the Company's products in certain markets will be dependent in part on the level of availability of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. There can be no assurance that current reimbursement amounts, if any, will not be decreased in the future, and that any such decrease will not reduce the demand for or the price of the Company's products. Any health care reform measures adopted by the federal government could adversely affect the price of medical devices in the United States or the amount of reimbursement available, and consequently could be adverse to the Company. No prediction can be made as to the outcome of any reform initiatives or their impact on the Company.

GOVERNMENT REGULATION AND NEW PRODUCT DEVELOPMENT

   Human diagnostic products are subject, prior to clearance for marketing, to rigorous pre-clinical and clinical testing mandated by the United States Food and Drug Administration (the "FDA") and comparable agencies in other countries and, to a lesser extent, by state regulatory authorities. The Company has obtained premarket notification clearances under Section 510(k) ("Section 510(k)") of the Food, Drug and Cosmetic Act (the "FDC Act") to market the IRMA(R) System to test blood gases, electrolytes and hematocrit in whole blood in hospital laboratories and at the point of care and the

Paratrend 7(R) to monitor blood gases. A Section 510(k) clearance is subject to continual review and later discovery of previously unknown problems may result in restrictions on the product's marketing or withdrawal of the product from the market. The Company's long-term business strategy includes development of cartridges and sensors for performing additional blood chemistry tests, and any such additional tests will be subject to the same regulatory process. No assurance can be given that the Company will be able to develop such additional products or uses on a timely basis, if at all, or that the necessary clearances for such products and uses will be obtained by the Company on a timely basis or at all, or that the Company will not be subjected to a more extensive prefiling testing and FDA approval process. The Company also plans to market its products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Manufacturing facilities are also subject to FDA inspection on a periodic basis and the Company and its contract manufacturers must demonstrate compliance with current Good Manufacturing Practices ("GMP") promulgated by the FDA. The Company will be required to expend time, resources and effort in the areas of production and quality control to ensure full technical compliance. If violations of the applicable regulations are noted during FDA inspections of the Company's manufacturing facilities or the manufacturing facilities of its contract manufacturers, the continued marketing of the Company's products may be adversely affected.

EFFECT OF CLINICAL LABORATORY IMPROVEMENT ACT OF 1988

     The Company's products are affected by the Clinical Laboratory Improvement Amendment of 1988 ("CLIA") which has been implemented by the FDA. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood chemistry tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations have established three levels of regulatory control based on test complexity-- "waived," "moderate complexity" and "high complexity." Although the tests performed by the products have been categorized as moderate complexity tests, there can be no assurance that they will continue to be so categorized. Personnel standards for high complexity tests are more rigorous than those for moderate complexity tests, requiring that testing personnel have more education and experience than personnel conducting moderate complexity tests. Any recategorization of the tests performed by the Company's products as high complexity tests could affect the Company's ability to successfully market them. As a result of the CLIA requirements, hospitals may be discouraged from expanding point-of-care testing and previously unregulated testing markets, including physician office laboratories and small volume test sites, and may be dissuaded from initiating, continuing or expanding patient testing. There can be no assurance that the CLIA regulations or future administrative interpretations of CLIA or various state regulations requiring licensed technicians to operate point-of-care devices will not have a material adverse effect on the Company.

PRODUCT LIABILITY RISK; NO ASSURANCE INSURANCE IS ADEQUATE

     The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects to a patient. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $1,000,000 per product liability claim and an annual aggregate policy limit of $2,000,000. The Company also carries umbrella liability insurance which provides coverage up to $10,000,000. There can be no assurance that liability claims will not exceed the coverage limits of such policy or that such insurance will continue to be available on commercially reasonable terms or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company.

DEPENDENCE ON CONTRACT MANUFACTURERS AND SUPPLIERS

   The IRMA(R) Analyzer and the Paratrend 7(R) monitor are manufactured for the Company by single vendors, generally from off-the-shelf components. A few components are supplied by single sources and manufactured to the Company's specifications. Although the Company believes that it could find alternative vendors, any interruption in supply could have a material adverse effect on the Company. Although the Company believes that alternative sources for key components are available, any interruption in supply of these components could have a material adverse effect on the Company's ability to manufacture its products.

CONTROL BY EXISTING SHAREHOLDERS

   As of December 31, 1996, directors, executive officers and principal shareholders of the Company, and certain of their affiliates, owned beneficially approximately 39% of the Company's outstanding Common Stock. Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, adopting or amending provisions in the Company's Articles of Incorporation and Bylaws and approving certain mergers or other similar transactions, such as sales of substantially all of the Company's assets. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE IN THE PUBLIC MARKET

   The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded medical device companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, regulatory developments and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock. Sales of Common Stock in the public market could adversely affect prevailing market prices.

POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF MINNESOTA LAW

   The Board of Directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of Minnesota law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

                           DIAMETRICS MEDICAL, INC.

   Diametrics Medical, Inc. ("DMI" or the "Company") develops, manufactures and markets blood chemistry testing systems for the critical care market that provide immediate or continuous diagnostic results at the point of patient care. Point-of-care testing can save money for hospitals by reducing the numerous steps, paperwork and personnel involved in collecting, transporting, documenting and processing blood samples. Moreover, point-of-care blood analysis could ultimately eliminate the need for hospitals to maintain expensive and capital intensive stat laboratories.

   The Company was founded in 1990. In December 1992, it received 510(k) clearance from the Food and Drug Administration ("FDA") to market the IRMA(R) System for blood gas testing at the point-of-care and in hospital laboratories. The IRMA(R) System consists of a compact, portable, microprocessor-based analyzer (the "IRMA(R) Analyzer") that employs single-use, disposable cartridges to perform simultaneously several commonly-ordered blood tests in a simple, less than two minute procedure. The IRMA(R) Analyzer features an easy to use, touch-sensitive video display, data management capabilities and an on-board printer, and can easily be linked to a hospital's laboratory or information system. Based on these and other features of the IRMA(R) System, the Company believes it has competitive advantages over benchtop systems as well as other point-of-care systems. The IRMA(R) System was classified as "moderately complex" under the clinical Laboratory Improvement Amendment of 1988 in December 1993. DMI received FDA Good Manufacturing Practices approval in July 1993.

      In 1995, DMI received FDA clearance to market new tests for the measurement of electrolytes (sodium, potassium and ionized calcium) and hematocrit in whole blood. In the third quarter of 1996, the Company introduced its second generation analyzer, IRMA(R) SL. This system introduced hematocrit testing to the menu, electronic quality control and the ability to collect capillary blood samples. Also introduced were the IRMA(R) Data Management System
(IDMS) version 3.0, a data management software program for point of care testing technologies, and the AVOXimeter 4000, the only battery-operated, portable co-oximetry system for comprehensive co-oximetry measurements, which the Company distributes under an exclusive agreement with AVOX Systems, Inc.

   In the fourth quarter of 1996, DMI purchased Biomedical Sensors Ltd. ("BSL"), a subsidiary of Pfizer Inc., for $1.5 million in cash and a $7.3 million, six year note. Biomedical Sensors Ltd. was founded in 1977 and is based in High Wycombe, England. BSL has developed and introduced in-dwelling monitoring systems for continuous blood and tissue assessment of critically ill patients. The Company believes that the BSL acquisition was a significant step towards the Company's strategic goal to become the world leader in critical care blood and tissue analysis systems. New product lines that were acquired in the BSL acquisition include Paratrend(R) 7, an intravascular continuous blood gas monitoring system, and Neocath, a continuous oxygen monitoring system designed specifically for the needs of newborns. Both of these products have received FDA approval. Additional products, which have not yet received FDA approval, are Neotrend, a follow-on product to Neocath that measures blood gases and temperature in neonates, and Tissutrak, a system for monitoring tissue oxygenation in muscle flap grafts used in reconstructive surgery. The Company has also not yet received FDA approval for the use of the Paratrend 7 for organ direct placement, such as direct cerebral placement.

   The projected worldwide market for point of care blood analysis products in 1997 is estimated at $700 million, and is projected to increase to over $1 billion by the year 2000. With the breadth of the Company's product line in all bedside blood testing modalities (discrete, intermittent and continuous) the Company believes that it is uniquely positioned to serve the needs of critically ill patient populations. In addition, the potential future use of the Company's products in critical care tissue analysis provides even greater market potential.

   The Company's principal executive office is located at 2658 Patton Road, Roseville, Minnesota 55113, and its telephone number is (612) 639-8035.

                             SELLING SHAREHOLDERS

   The following table sets forth certain information with respect to the ownership of the Company's Common Stock by the Selling Shareholders as of August 1, 1997, and as adjusted to reflect the sale of the Shares.

                                                              Maximum
                                                               Number                 Shares
                                              Number         of Shares                 Owned
                                            of Shares        to be Sold           After Offering (2)
                                           Owned Prior      Pursuant to         ---------------------
Name                                       to Offering    this Prospectus(1)     Number      Percent
----                                       -----------    ------------------    --------    ---------
AEOW 96, LLC (3).......................        88,889           88,889                 0        *
B.S.I. - Banca della Svizzera
 Italiana (4)........................         471,110          471,110                 0        *
Banque Cantonale Vaudoise (5)..........        64,625           64,625                 0        *
Bay City Capital LLC (6)...............       142,780          142,780                 0        *
CBG Compagnie Bancaire
 Geneve (7)..........................         111,125          111,125                 0        *
Credit Suisse (8)......................       177,750          177,750                 0        *
Ronald E. Eibensteiner (9).............       507,000           80,000           427,000       2.1%
Fidurhone S.A. (10)....................        66,764           66,764                 0        *
Lombard, Odier & Cie (11)..............       200,000          200,000                 0        *
Julius Baer Securities, Inc. (12)......       166,250          166,250                 0        *
SP Investment Network AG (13)..........       167,125          167,125                 0        *
Triaxis Trust AG (14)..................       333,250          333,250                 0        *

-----------------------------------------
*     Less than 1%
(1) The Shares offered pursuant to this Prospectus consist of shares of Common Stock presently owned and shares of Common Stock to be issued upon the exercise of certain Common Stock warrants (the "Warrants"). With the exception of the Shares and Warrants owned by Mr. Eibensteiner (see Note 9 below) and 125,000 of the Shares of Common Stock issuable upon the exercise of a Warrant held by Bay City Capital LLC (see Note 6 below), the Common Stock and related Warrants were issued in a private placement by the Company on June 10, 1997 (the "Private Placement". The Warrants issued in the Private Placement are currently exercisable, expire five years from the date of issuance, are transferable, and have and exercise price of $6.75 per share.
(2)  Assumes the sale of all Shares covered by this Prospectus.
(3) Includes 71,111 Shares presently owned and 17,778 Shares issuable upon exercise of Warrants.
(4) Includes 376,888 Shares presently owned and 94,222 Shares issuable upon exercise of Warrants.
(5) Includes 53,300 Shares presently owned and 13,325 Shares issuable upon exercise of Warrants.
(6) Includes 14,222 Shares presently owned and 139,222 Shares issuable upon exercise of Warrants. Such Shares presently owned and 3,558 of such Warrants were issued to Bay City Capital LLC ("Bay City") as compensation for services rendered as a placement agent in connection with the Private Placement and have the same terms as the Warrants issued to the purchasers in such Private Placement (see Note 1 above). 125,000 of such Warrants were issued to Bay City in connection with services to be performed by Bay City for the Company pursuant to a Financial Advisory Services Agreement dated May 13, 1997 between Bay City and the Company. Such services include (i) consultation with respect to financial strategy and communications between the Company and the investment community, and (ii) introducing the Company to prospective investors. The agreement is for one year and renewable at the option of the Company for additional one-year periods. The Warrants expire five years from the date of issuance, are transferrable and have an exercise price of $4.534 per share. They are currently exercisable with respect to 50,000 shares of Common Stock and become exercisable with respect to 75,000 shares at the rate of 2,084 shares per month on the date of issuance and the first day of each of the succeeding eleven months and 2,083 shares per month on the first day of the next 24 months. If the agreement is terminated by the Company prior to June 30, 1998, such Warrants become immediately exercisable with respect to 37,500 shares and expire with respect to the remaining 37,500 shares.
(7) Includes 88,900 Shares presently owned and 22,225 Shares issuable upon exercise of Warrants.
(8) Includes 142,200 Shares presently owned and 35,550 Shares issuable upon exercise of Warrants.
(9) Mr. Eibensteiner was a director of the Company from March 1990 through June 1996. Includes 80,000 Shares issuable upon exercise of Warrants. Such Warrants are currently exercisable, expire five years from the date of issuance, are transferable and have an exercise price of $5.0625 per share.
(10) Includes 53,411 Shares presently owned and 13,353 Shares issuable upon exercise of Warrants.
(11) Includes 160,000 Shares presently owned and 40,000 Shares issuable upon exercise of Warrants.
(12) Includes 133,000 Shares presently owned and 33,250 Shares issuable upon exercise of Warrants.
(13) Includes 133,700 Shares presently owned and 33,425 Shares issuable upon exercise of Warrants.
(14) Includes 266,600 Shares presently owned and 66,650 Shares issuable upon exercise of Warrants.

                             PLAN OF DISTRIBUTION

     The Shares will be offered and sold by the Selling Shareholders for their own accounts. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

     The Selling Shareholders, or their respective pledges, donees, transferees or successors in interest, may offer and sell the Shares from time to time on the Nasdaq National Market at market prices prevailing at the time of sale or at prices related to the then current market price, or in transactions at negotiated prices. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. There is no assurance that any of the Selling Shareholders will sell any or all of the Shares offered by them.

     Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholders.

     The Selling Shareholders and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.

     The Company has agreed to indemnify the Selling Shareholders and any underwriter and certain control persons related to the foregoing persons against certain civil liabilities, including liabilities under the Securities Act.

     Whenever a particular offering of Shares is to be made pursuant to this Prospectus, to the extent required, this Prospectus will be updated to reflect the name of the Selling Shareholder for whose account Shares are to be so offered, the number of Shares so offered for such Selling Shareholder's account and, if such offering is to be made by or through underwriters or dealers, the names of such underwriters or dealers and the principal terms of the arrangements between the underwriters or dealers and those Selling Shareholders for whose account such offering is being made.

                                    EXPERTS

     The financial statements incorporated herein by reference to the Annual Report on Form 10-K and the Report on Form 8-K/A of the Company have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose reports thereon have been incorporated herein by reference upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on the future financial statements of the Company and consents to the use of their report thereon, such financial statements will also be incorporated by reference in the registration statement in reliance upon their report and said authority.

                              VALIDITY OF SHARES

     The validity of the Shares offered hereby has been passed upon for the Company by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402. Members of Dorsey & Whitney LLP beneficially own 18,738 shares of the Company's common stock.

                                   PART II.

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     SEC Registration Fee........................      $      5,017
     Accounting Fees and Expenses................             3,000
     Legal Fees and Expenses.....................             5,000
     Miscellaneous...............................             4,983
                                                       ------------
         Total...................................      $     17,000
                                                       ============

   All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonable believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterest quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

   Provisions regarding indemnification of officers and directors of the Company are contained in the Company's Restated Articles of Incorporation and Bylaws, each of which are incorporated herein by reference. The Company's Restated Articles of Incorporation provide that, to the full extent permitted by the Minnesota Business Corporations Act, directors shall not be liable to the Company or its shareholders for breach of fiduciary duty as a director. The Company's bylaws provide that the Company shall indemnify all officers and directors of the Company, for such expenses and liabilities, including the advancement of reimbursement of expenses, in such manner, under such circumstances and to such extent as permitted by the Minnesota Business Corporation Act. Unless otherwise approved by the board of directors, the Company shall not indemnify any employee of the Company who is not otherwise entitled to indemnification pursuant to the prior sentence.

   The Company maintains a directors and officers insurance policy.

ITEM 16.  LIST OF EXHIBITS

   5      Opinion of Dorsey & Whitney LLP regarding validity.

   23.1   Consent of KPMG Peat Marwick LLP.

   23.2   Consent of KPMG (London, England)

   23.3 Consent of Dorsey & Whitney LLP (included in Exhibit 5 to this Registration Statement).

   24     Power of Attorney.

ITEM 17.  UNDERTAKINGS

   The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

       Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseville, State of Minnesota on the __ day of August, 1997.

                                 DIAMETRICS MEDICAL, INC.

                                 By     /s/  Laurence L. Betterley
                                      ----------------------------------
                                      Laurence L. Betterley
                                       Chief Financial Officer


       Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 8 day of August, 1997.




/s/  David T. Giddings                  President, Chief Executive Officer
-----------------------------
David T. Giddings                         and Chairman of the Board
                                          of Directors
                                          (Principal Executive Officer)

/s/  Laurence L. Betterley              Chief Financial Officer
-----------------------------
Laurence L. Betterley                     (Principal Financial Officer)

/s/ Jill M. Nussbaum                    Corporate Controller
-----------------------------
Jill M. Nussbaum                          (Principal Accounting Officer)

James E. Ashton, Ph.D*                  Director

Richard A. Norling*                     Director

Mark B. Knudson, Ph.D.*                 Director

Andre de Bruin*                         Director

Gerald L. Cohn*                         Director

Roy S. Johnson*                         Director


*By/s/ Laurence L. Betterley
   ---------------------------------
  Laurence L. Betterley
  Attorney-in-Fact

                                 EXHIBIT INDEX



      Exhibit No.          Description
      -----------          -----------

       5             Opinion of Dorsey & Whitney LLP regarding
                     validity........................................

      23.1           Consent of KPMG Peat Marwick LLP................

      23.2           Consent of KPMG (London, England)...............

      23.3           Consent of Dorsey & Whitney LLP (included in
                     Exhibit 5 to this Registration Statement).......

      24             Power of Attorney...............................